
06015520

16

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME ACL Alternative Fund

*CURRENT ADDRESS Chancery Hall
52 Reid Street
Hamilton HM 12,
Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 3 1 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34999 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [illegible]

DAT : 7/25/06

# ACL Alternative Fund Limited

**Annual Report & Audited Financial Statements**
**1 January, 2005 to 31 December, 2005**

ARLS
12-31-05

**Abbey Capital Limited, a Commodity Pool Operator of ACL Alternative Fund Limited, operates under a claim for exemption made pursuant to sub-section 4.7 of Regulations issued pursuant to the Commodity Exchange Act, as amended.**

**ACL Alternative Fund Limited**

c/o Daiwa Europe Fund Managers Ireland Limited
Block 5
Harcourt Centre
Harcourt Street
Dublin2
Ireland

**Affirmation Required by Commodity Exchange Act, Regulations §4.7(b)(3)(i)**

I, Anthony Gannon, director of Abbey Capital Limited, hereby affirmed that, to the best of my knowledge and belief, the information contained in this annual report is accurate and complete.

Anthony Gannon
Director

ACL Alternative Fund was incorporated as an open-ended investment company in Bermuda on 4 January 2002. The Company has two share classes, a USD Share Class and a Euro Share Class, and the Directors have the power to issue share classes in different currencies in the future. The Euro Share Class was launched on July 1st, 2004. The USD share class is listed on the Irish Stock Exchange, and its Net Asset Value per share on December 31st 2005 was $148.07. The Net Asset Value of the Euro Share Class on December 31st 2005 was €109.68.

The Company has two feeder funds, Abbey Global LP and ACL Fund Limited. Both feeder funds invest in excess of 40% of their assets in the Company.

## Investment Objective and Strategy

The Company operates as a multi-manager fund, allocating assets to various Trading Advisors. These advisors are given a power of attorney to trade on behalf of the fund through managed accounts with the fund's two main brokers. By investing in a wide range of trading and investing strategies, the company aims to produce positive long-term returns of 10 – 12% p.a. over the risk free rate. Each component of the portfolio is chosen on the basis of the following historic characteristics (i) long term positive returns on capital invested, (ii) favourable risk-adjusted returns, (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative and, ideally, with a tendency to have a negative correlation with equities when equities are declining.

## Fund Performance to date

The Fund commenced trading on January 31st, 2002, with an NAV per share of 100, and this increased to $148.07 on December 31st 2005. The fund invests in sixteen Trading Advisors and one relationship has been terminated to date. The traders have provided significant diversification in terms of equity risk, and they also differ from each other in their trading strategies, providing the fund with exposure to medium and long-term trend following as well as momentum and value trading and discretionary macro strategies.

2005 was a successful year for the ACL Alternative fund with the fund's diversification across sectors and markets delivering strong outperformance against the industry indices in a difficult year for managed futures. The ACL Alternative fund was +11.3% for the year ahead of the S&P managed futures index at -6.1%(excluding product fees) and the BTOP fund at +2.5%. Abbey Capital has also reached the 5-year track record milestone and has delivered an annualised rate of return of 11.9% and a cumulative return of 77.0% since its inception in December 2000.

2004 and 2005 was a good demonstration of the rigorous and robust investment process that we believe in and apply. While the exposure to commodities and to short-term trading had created some underperformance in 2004, the research team analyzed the data since inception, specifically for 2004 and concluded that, over the long-term, diversification has worked and that our approach would be more robust and deliver better risk-adjusted returns to clients. We maintained our focus and exposure and were very pleased to be vindicated so quickly with the outperformance of 2005. In the future we will have swings both positive and negative against the financial and trendfollowing dominated indices but overall we believe that we will deliver a higher return for the same level of portfolio volatility, with our more diversified approach.



**KPMG**
**Chartered Accountants**
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

**Report of Independent Auditor to the Shareholders of ACL Alternative Fund Limited**

We have audited the statement of assets and liabilities, including the condensed schedule of investments, of ACL Alternative Fund Limited, as at 31 December 2005 and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

This report is made solely to the Company's shareholders. Our audit work has been undertaken so that we might state to the Company's shareholders those matters we are required to state in an auditor's report and for no other purpose. To the furthest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company's shareholders, for our audit work, for this report, or for the opinions we have formed.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of the Company, as at 31 December 2005, and the results of its operations and changes in its net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG
Dublin, Ireland
10 March 2005

# ACL Alternative Fund Limited
## Condensed Schedule of Investments
## 31 December 2005

| Short Positions | 2005 Market Value US$ | 2005 % of Net Asset Value | 2004 Market Value US$ | 2004 % of Net Asset Value |
|---|---|---|---|---|
| **Investments in Short Futures Contracts** | | | | |
| Various Metals Futures Contracts | 16,408,349 | 5.34% | 104,350 | 0.04% |
| Various Energy Futures Contracts | (888,356) | (0.29%) | 413,608 | 0.17% |
| Various Lumber Futures Contracts | 3,564 | 0.00% | (12,749) | (0.01%) |
| Various Grain Futures Contracts | 73,761 | 0.02% | 464,314 | 0.19% |
| Various Meats Futures Contracts | 740,911 | 0.24% | 4,618 | 0.00% |
| Various Other Futures Contracts | 5,577,035 | 1.82% | (18,543) | (0.01%) |
| Various Currencies Futures Contracts | (650,880) | (0.21%) | (155,292) | (0.06%) |
| Various Stock Index Futures Contracts | 1,482,422 | 0.48% | 45,465 | 0.02% |
| Various Interest Rate Futures Contracts | 1,030,418 | 0.34% | 302,219 | 0.12% |
| | 23,777,224 | 7.74% | 1,147,990 | 0.46% |
| **Long Forward Contracts** | | | | |
| Various LME Metals Forward Contracts | - | - | 4,811,973 | 1.99% |
| Various Currencies Forward Contracts | (2,464,433) | (0.80%) | 3,638,922 | 1.50% |
| | (2,464,433) | (0.30%) | 8,450,895 | 3.49% |
| **Short Forward Contracts** | | | | |
| Various LME Metals Forward Contracts | - | - | (4,132,959) | (1.71%) |
| Various Currencies Forward Contracts | 2,779,020 | 0.91% | (4,131,958) | (1.71%) |
| | 2,779,020 | 0.91% | (8,264,917) | (3.42%) |
| **Net unrealised gain on futures and forward contracts** | 15,953,350 | 5.20% | 3,525,927 | 1.46% |
| **Other net assets and liabilities** | 81,470,324 | 26.58% | 50,747,166 | 20.97% |
| **Net assets** | 306,528,264 | 100.00% | 241,961,008 | 79.03% |

# ACL Alternative Fund Limited
## Statement of Operations
## Year Ended 31 December 2005

| | 2005<br>US$ | 2004<br>US$ |
|---|---|---|
| **Investment income and expenses** | | |
| Income | | |
| Deposit interest (Note 2) | **8,275,053** | 2,271,978 |
| | **8,275,053** | 2,271,978 |
| **Operating expenses** | | |
| Trading advisors fees (Note 3) | **2,938,987** | 1,938,832 |
| Trading advisors incentive fees (Note 3) | **5,683,826** | 2,528,561 |
| Management fees (Note 3) | **2,069,925** | 1,305,166 |
| Performance fees (Note 3) | **131,219** | 751,218 |
| Administration fees (Note 3) | **478,407** | 315,345 |
| Audit fees | **242,680** | 86,008 |
| Directors' fees | **10,000** | 5,000 |
| Other expenses | **34,075** | 27,941 |
| | **11,589,119** | 6,958,071 |
| **Net investment loss** | **(3,314,066)** | (4,686,093) |
| **Net realized gain/(loss) on** | | |
| Investments in options futures and forward foreign exchange contract transactions and translations | **21,630,205** | (2,083,645) |
| **Net unrealized gain/(loss) on** | | |
| Investments in options futures and forward foreign exchange contract transactions and translations | **12,058,109** | (546,910) |
| Net realized and unrealised gain/(loss) from investments and foreign currency | **33,688,314** | (2,630,555) |
| Net increase/(decrease) in net assets as a result of operations | **30,374,248** | (7,316,648) |

The accompanying notes are an integral part of these financial statements

The financial statements were approved by the Board of Directors and signed on their behalf by:

Director                Director

## ACL Alternative Fund Limited
### Financial Highlights
### 31 December 2005

| | **2005 USD Share Class US$** | **2005 Euro Hedged Share Class US$** | 2004 USD Share Class US$ | 2004 Euro Hedged Share Class US$ |
|---|---|---|---|---|
| Net investment gain/(loss) for the period per share* | **1.65** | **1.31** | (3.77) | (0.92) |
| Net realized and unrealised gain or loss on investments per share* | **13.39** | **1.30** | (2.88) | 13.53 |
| Net increase/(decrease) in net asset value per share | **15.04** | **2.61** | (6.65) | 12.61 |
| Net asset value per share at beginning of period | **133.03** | **136.63** | 139.68 | 124.02 |
| Net asset value per share at end of period | **148.07** | **139.24** | 133.03 | 136.63 |
| Total return before incentive and performance fees | **13.45%** | **3.53%** | (2.57)% | 10.57% |
| Incentive and performance fees | **(2.14)%** | **(1.62)%** | (2.19)% | (0.40)% |
| Total return after incentive fees | **11.31%** | **1.91%** | (4.76)% | 10.17% |
| Ratio of expenses to average net assets before incentive and performance fees** | **2.11%** | **2.11%** | 2.17% | 2.15% |
| Incentive fees | **2.09%** | **2.44%** | 1.96% | 0.46% |
| Ratio of expenses to average net assets after incentive fees | **4.20%** | **4.55%** | 4.13% | 2.61% |
| Ratio of net investment loss to average net assets | **1.27%** | **0.92%** | (2.80)% | (1.00)% |
| Net assets at end of period | **US$285,458,340** | **US$21,069,924** | US$232,014,662 | US$9,946,346 |

* Calculated based on average shares outstanding during the period.

** Incentive fees paid/payable to trading advisors and investment manager.

The accompanying notes are an integral part of these financial statements.

of that specific asset, provided that any alternative method of valuation is approved by the Custodian.

Realized gains and losses on investments are determined on a first-in first-out basis, except for futures where opening trades undertaken on the same day are netted prior to the application of first-in, first-out.

**Foreign Currency**
Investment securities and other assets and liabilities denominated in foreign currencies are translated into US Dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

**Options Purchased**
When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current market value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Company on the expiration date as realized losses. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Company.

**Short Term Deposits**
Short-term deposits are stated at amortized cost, which approximates fair value.

**Forward Currency Contracts**
The unrealized gain or loss on open forward currency contracts is calculated by reference to the difference between the contracted rate and the rate to close out the contract. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. Realized gains or losses include amounts on contracts which have been settled or offset by other contracts with the same counterparty.

**Futures Contracts**
Initial margin deposits are made upon entering into futures contracts and are generally made in cash. During the period the futures contract is open, changes in the value of the contract are recognised as unrealised gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Unrealised gains and unrealized losses are disclosed net on the statement of assets and liabilities. When the contract is closed, the Company records a realised gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract.

incentive fee that is payable if the Net Asset Value per Share increases up to the high water mark. The Depreciation Deposit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when the related incentive fee is paid to the Investment Manager and Trading Advisors. During the year ended 31 December 2005, incentive fees of $917,994 (2004: $493,464) were paid from the Depreciation Deposit account. As at 31 December 2005 $1,512,806 (2004: $163,735) relates to Incentive Fee due to the Trading Advisors from the Depreciation Deposit account.

The Depreciation Deposit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Where Shares ("Premium Shares") are purchased at a time when the Net Asset Value per Share is greater than the high water mark, the prospective investor is required to pay an additional sum equal to the accrual then in place per Share in respect of the incentive fee (an "Equalization Credit"). The Equalization Credit is designed to ensure that all Shareholders have the same amount of capital at risk per Share. The Equalization Credit may be returned to the investor in the form of shares providing the net asset value per share remains above the high watermark at the end of a subsequent performance period. To the extent that the net asset value per share declines below the offer price, so the proportionate reduction in the Equalization Credit returned to the investor. The Equalization Credit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when shares are returned to the investor.

The Equalization Credit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

**Trading Advisors – Managed Accounts**
The Company operates as a multi-advisor fund as the Directors believe that the Company's investment performance may remain more consistent and less volatile over the long-term than if a single trading advisor were employed. Each advisor is given power of attorney to execute trades on behalf of the Company through a Managed Account in the Company's name held with one of the Company's Principal Brokers to which the Directors have allocated a portion of the Company's assets.

The Company will pay to the external Trading Advisors an annual management fee based on the notional value of the Company's assets allocated by the Investment Manager to the Trading Advisor payable monthly in arrears. Fees range from manager to manager from a minimum of 0% to a maximum of 2% per annum based upon the Trading Advisor's notional assets under management. Trading Advisors' management fees for the period ended 31 December 2005 were $2,938,978 (2004: $1,938,832). The Company will pay to the Trading Advisors an incentive fee each calendar quarter when Net New Trading Advisor Profit has been generated. Incentive fees will range from 0% to 25% per annum of Net New Trading Advisor Profit (as defined below) for the quarter (the "Incentive Fee"). Trading Advisors' incentive fees for the period ended 31 December 2005 were $5,683,826 (2004: $2,528,561).

"Net New Trading Advisor Profit" means, with respect to any calendar quarter, any net profits (or losses) realized on all transactions closed out in the Managed Account during the quarter (after deduction of brokerage commissions, exchange fees, NFA fees and give-up fees, but prior to the deduction of any fees charged by the Investment Manager, Administrator or Custodian for services

## 5. Share Capital

The share capital of the Company is as follows:

Shares — Authorized and issued: 100 Founder Shares of $0.01 each, having been issued for the purposes of incorporation.

Shares — Authorized and unissued: 10,000,000 redeemable shares of $0.001 par value, which are available for issue in classes, each with a designated currency of issue. Two share classes are authorized at 31 December 2005; a US Dollar share class and a Euro share class. The Euro share class was launched 1 July 2004.

Each share is entitled to a vote.

Redeemable shares are offered on each business day. Applications are subject to a sales charge of up to 3% (payable to the Company and/or its placement agents). Fractional shares may be issued.

Applications and redemptions received by 5pm (Irish time) are processed the following business day. Directors may refuse to redeem any shares in excess of one-tenth of the total number of shares in issue or deemed to be in issue. The right to redeem will be temporarily suspended during any period when the calculation of the net asset value is suspended.

Income, expenses, realized and unrealized gains are allocated between the US Dollar Share Class and the Euro Hedged Share Class based on their relative net assets (with the exception of Class-specific income and expenses, in particular the gains or losses arising on the Euro Hedged Share Class currency hedging transactions).

| US Dollar Share Class | Share No. | Share Capital | Share Premium | Total |
|---|---|---|---|---|
| Balance at 31 December 2003 | 428,153 | 428 | 44,180,927 | 44,181,355 |
| Shares issued | 1,416,496 | 1,416 | 193,238,765 | 193,240,181 |
| Shares redeemed | (100,585) | (101) | (13,336,535) | (13,336,636) |
| Depreciation deposits applied | - | - | 487,672 | 487,672 |
| **Balance at 31 December 2004** | **1,744,063** | **1,743** | **224,570,829** | **224,572,572** |
| Shares issued | 611,999 | 612 | 80,062,500 | 80,063,112 |
| Shares redeemed | (428,256) | (427) | (57,967,150) | (57,967,577) |
| Depreciation deposits applied | - | - | 864,465 | 864,465 |
| **Balance at 31 December 2005** | **1,927,806** | **1,928** | **247,530,644** | **247,532,572** |

## 7. Financial Instruments

The main risks arising from the Company's financial instruments are as follows:

**Market Risk**
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk is determined by a number of factors including interest rates, foreign currency exchange and market volatility.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value.

**Counterparty Risk**
There is a risk that counterparties may not perform their obligations and that settlement of transactions may not occur.

The purchase and sales of futures and options on futures contracts requires margin deposits with Futures Commodities Merchants ("FCMs"). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, US Treasury Bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total cash and other property deposited.

The Company enters into forward contracts with counterparties. Forward contracts are traded in unregulated markets between principals, and consequently the Company assumes a credit risk on these contracts.

**Off balance Sheet Risk/Derivative Risk**
An off balance sheet market risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the Company's Statement of Assets and Liabilities. Off balance sheet risk exists, among other situations, when the collateral received by the Company from a counterparty to an agreement with the Company proves to be insufficient to cover the Company's losses resulting from default by the counterparty of its obligation to perform under the agreement.

Futures contracts and forward contracts expose the Company to a market risk equal to the value of the contracts purchased, and unlimited liability on such contracts sold short. Such risk may therefore exceed the amounts reported on the Statement of Assets and Liabilities.

**Futures and Options Risk**
The Investment Manager may engage in various portfolio strategies on behalf of the Company through the use of futures and options. Due to the nature of futures, cash to meet margin monies will be held by a broker in segregated accounts with whom the Company has an open position. In the event of insolvency or bankruptcy of the futures exchange, or large losses sustained in the broker's segregated accounts, there can be no guarantee that such monies will be returned to the Company. On execution of an option the Company may pay a premium to a counterparty. In the

unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

**12. Subsequent Events**

There were no material subsequent events, which necessitate revision of the figures included in the financial statements.

**13. Approval of Financial Statements**

The Financial Statements were approved by the Board of Directors on 10 March 2006.